FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 8/24/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                             Form 20-F _X_    Form 40-F __

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___          No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

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         Sidor and the Venezuelan Government Sign Cooperation Agreement

     LUXEMBOURG--(BUSINESS WIRE)--August 24, 2007--Ternium S.A. (NYSE:TX) announced today that its Venezuelan subsidiary Sidor and the Venezuelan government have entered into a three-year cooperation agreement, pursuant to which Sidor will increase its involvement in social investment programs in that country and will enhance its efforts to develop Venezuela's steel value chain, with particular emphasis on supporting small- and medium-sized enterprises.

     Under the agreement, Sidor has agreed, among other initiatives, to:

     -- Give priority to the Venezuelan domestic market over the international market in its sales of products;

     -- Set its pricing policy in the Venezuelan market by reference to comparable average export prices in a given period;

     -- Grant a 2% discount to certain Venezuelan entities, such as cooperatives and social production companies, and a 4% discount to foster special purpose social investment and economic development programs in the country;

     -- Form a technical commission with CVG Ferrominera Orinoco C.A., the state-owned company responsible for mining and commercializing Venezuela's iron ore, to analyze the quantity, quality and price of iron ore to be supplied by Ferrominera to Sidor; and

     -- Facilitate the transfer to the Venezuelan government of the operation of the Sidor port on the Orinoco River, as provided by Venezuelan law, with due assurances to the continuity of Sidor's operations.

     In addition, Sidor confirmed its interest in making capital expenditures at its Venezuelan facilities of approximately US$500 million from 2007 through 2012, of which approximately US$70 million will be earmarked toward an environmental protection plan.

     About Ternium

     Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available at www.ternium.com.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing that Sidor and the Venezuelan Government sign cooperation agreement.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps
    --------------------
Name: Roberto Philipps
Title: Chief Financial Officer


Dated: August 24, 2007